UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

5V Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

None
(CUSIP Number)

Xiong Wu
7th Floor, Tower B
Four Points Sheraton Hotel
Futian Shezhen, China
+86-13510608355
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Xiong Wu
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 2,250,000

Number of Shares	8.	Shared Voting Power
Beneficially Owned
by Each Reporting
Person With	9.	Sole Dispositive Power 2,250,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 30%(1)

14.	Type of Reporting Person (See Instructions) IN

(1) The total number of shares issued and outstanding used in this Schedule 13D to calculate the percent of the class of the common stock owned by the Reporting Person is based on 7,500,000 shares of Common Stock issued and outstanding as of the date hereof.

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”) of 5V, Inc. with principal executive offices located at 7th Floor, Tower B, Four Points Sheraton Hotel, Futian, Shenzhen, China (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Xiong Wu (the "Reporting Person") .

(b) The business address of the Reporting Persons is 7th Floor, Tower B, Four Points Sheraton Hotel, Futian, Shenzhen, China.

(c) Xiong Wu is the Executive Vice President and a director of the Issuer..

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Xiong Wu is a citizen of China.

Item 3.  Source and Amount of Funds or Other Consideration.

On August 24, 2012, pursuant to the terms and conditions of a securities purchase agreement, dated August 24, 2012 (the "Purchase Agreement"), Xiong Wu purchased an aggregate of 2,250,000 shares of Common Stock of the Issuer (the "Shares") from certain selling shareholders of the Issuer at a per share purchase price equal to $0.03 per share. As a result of the closing of the transactions contemplated by the Purchase Agreement (the "Closing"), Xiong Wu acquired 30% of the outstanding shares of Common Stock of the Issuer, resulting in a change of control of the issuer (the "Transaction").

In addition, in connection with the terms and conditions of the Transaction, Chi Wu resigned (i) as President, Secretary and all other officer positions held with the Company, effective upon the Closing and (ii) as director of the Company, effective ten (10) days following the Company's filing with the Securities and Exchange Commission (the "SEC") and mailing to Company shareholders of this Information Statement on Schedule 14f-1 (the "Effective Time"). Concurrent with the Closing, the Board also (i) appointed Jun Jiang to serve as Chairman of the Board, President and a director of the Company, effective upon the Closing, (ii) appointed Xiong Wu to serve as Executive Vice President and a director of the Company, effective as of the Effective Time and (iii) appointed Jingquan Lu to serve as Vice President, Secretary and Treasurer of the Company, effective upon the Closing.

Item 4.  Purpose of Transaction.

The description of the Transaction described in Item 3 of this Schedule 13D is incorporated herein by this reference.

The Reporting Person acquired the Shares subject to this Schedule 13D in connection with the Transaction to acquire control of the Company and for investment purposes. The Reporting Person may acquire and dispose of the Issuer's securities from time to time in open market sales or in private transactions with third party purchasers.

Except as otherwise described herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this filing, Xiong Wu beneficially owns of record 2,250,000 shares of Common Stock, representing 30% of the outstanding shares of Common Stock of the Issuer.

(b) Xiong Wu has the sole power to vote or direct the vote and to dispose or to direct the disposition of the Shares subject to this 13D.

(c) The information disclosed in Item 3 is incorporated herein by this reference.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7.  Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 2012 /s/ Xiong Wu Xiong Wu